Filed by SkyWater Technology, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: SkyWater Technology, Inc.

Commission File No.: 001-40345

Date: January 26, 2026

EXPLANATORY NOTE

This filing relates to the proposed transaction between SkyWater Technology, Inc. (the “Company”) and IonQ, Inc. (“IonQ”) pursuant to the Agreement and Plan of Merger, dated as of January 25, 2026, by and among IonQ, Iris Merger Subsidiary 1 Inc., Iris Merger Subsidiary 2 LLC and the Company.

The following documents and communications were distributed by the Company on January 26, 2026 and are included herein:

•	Company CEO Letter to Employees, dated January 26, 2026;

•	Transcript of Company CEO Employee Video, dated January 26, 2026;

•	Company Letter to Customers, dated January 26, 2026;

•	Company Letter to Partners, dated January 26, 2026;

•	Company Letter to Suppliers, dated January 26, 2026; and

•	Company Employee FAQ, dated as of January 26, 2026.

CEO Letter to Employees

FROM: Tom Sonderman, CEO

SUBJECT: Advancing Our Mission: SkyWater to Join IonQ

Team SkyWater,

Today I want to share important news about the next chapter in SkyWater’s journey. We have just announced that SkyWater has entered into a definitive agreement to be acquired by IonQ, the world’s leading quantum technology company. I encourage you to read the full announcement here [LINK TO PRESS RELEASE]. Please also take a moment to watch this short video message from me here [LINK TO VIDEO].

From the beginning, SkyWater was built to bring customers’ ideas to life through agile development, trusted IP security and high-quality manufacturing services. Thanks to your hard work and dedication, we’ve earned a reputation as the trusted partner of choice for advanced manufacturing across both public and private sectors, supporting a broad and growing customer base.

Becoming a part of IonQ will help us accelerate that mission while preserving what makes SkyWater unique. Together we are building the technology for the future, which requires advanced technology services, secure access to foundational chips, advanced packaging, and quantum technology that powers the world. This transaction enables us to combine SkyWater’s position as the largest exclusively U.S.-based, pure-play semiconductor foundry with IonQ’s leadership in quantum computing, quantum networking, quantum security, and sensing applications. We will form a leading vertically integrated, full-stack quantum platform company – with SkyWater helping to ensure accelerated innovation and high-quality manufacturability at scale. This is a significant milestone for SkyWater, and we believe it will also play an important role in the future of the U.S. quantum ecosystem.

Importantly, until the transaction closes, it is business as usual for now, and there are no changes to your day-to-day work and responsibilities, including how we work with our customers as a trusted partner. We will remain as a pure-play global semiconductor foundry, fully committed to our foundry customers, to advanced R&D and to secure onshore manufacturing. IonQ shares our values and recognizes the unique expertise our team brings. They are deeply customer-focused, which aligns closely with how we operate every day. As part of a larger, more diversified organization, we’ll have greater resources to invest even more in our people, our technology, and our facilities – creating more opportunities for you.

Today’s announcement is just the first step in the process. The transaction is subject to approval by SkyWater shareholders, regulatory review, and customary closing conditions. We expect the transaction to close in the second or third quarter of 2026. Upon close, SkyWater will become a wholly owned subsidiary of IonQ. We will remain a pure-play global semiconductor foundry, fully committed to our foundry customers, advanced technology services, and to secure onshore manufacturing for silicon and advanced packaging.

We know this kind of news brings both excitement and questions. To talk more about what this means and what comes next, please join me for a company-wide Town Hall today at 1:00 PM CT. An invitation will be sent out shortly with dial-in information. While we hope to address the questions you are likely to have at our meeting, an FAQ about the announcement will also be posted on SharePoint later today for your reference. The leadership team and I are committed to keeping you posted throughout the process as we have more updates to share.

None of this would be possible without your hard work, innovation, and resilience. I am immensely grateful for everything you do to advance our mission and support each other. I am confident that by bringing our strengths together, we’re positioning SkyWater for a stronger future – for our customers, our company, the industry and all of you.

Tom

*   *   *   *

Required Disclosures

Important Information and Where to Find It

In connection with the acquisition described in this communication (the “Transaction”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the Proxy Statement/Prospectus included in the Registration Statement. The definitive Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ and SkyWater with the SEC may be obtained free of charge through the website maintained by the SEC at www.sec.gov. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.IonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. To the extent that holdings of SkyWater’s securities by the directors and executive officers of SkyWater have changed from the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction that are based on the Company’s current expectations or forecasts of future events, rather than past events and outcomes, and such statements are not guarantees of future performance. Forward-looking statements include all statements other than statements of historical fact contained in this communication, including information or predictions concerning the Company’s future business, results of operations, financial performance, plans and objectives, competitive position, market trends, and potential growth and market opportunities. In some cases, you can identify forward-looking statements by words such as “intends,” “estimates,” “predicts,” “potential,” “continues,” “anticipates,” “plans,” “expects,” “believes,” “should,” “could,” “may,” “will,” “targets,” “projects,” “seeks” or the negative of these terms or other comparable terminology.

Forward-looking statements are subject to risks, uncertainties and assumptions, which may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors that could cause the Company’s actual results to be different than expected or anticipated include, but are not limited to: the inability to consummate the Transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the Transaction; the risk that the Transaction disrupts our current plans and operations or diverts management’s attention from its ongoing business; the effects of the Transaction on our business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we do business; the risk that our stock price may decline significantly if the Transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the Transaction; our goals and strategies; our future business development, financial condition and results of operations; our ability to continue operating our fabrication facilities at full capacity; our ability to appropriately respond to changing technologies on a timely and cost-effective basis; our customer relationships and our ability to retain and expand our customer relationships; our ability to accurately predict our future revenues for the purpose of appropriately budgeting and adjusting our expenses; our expectations regarding dependence on our largest customers; our ability to diversify our customer base and develop relationships in new markets, our ability to integrate the operations of our newly-acquired operations in Texas (“Fab 25”) with our existing operations and risks associated with operating the Fab 25 facility; the performance and reliability of our third-party suppliers and manufacturers; our ability to procure tools, materials, and chemicals; our ability to control costs, including our operating and capital expenses; the size and growth potential of the markets for our solutions, and our ability to serve and expand our presence in those markets; the level of demand in our customers’ end markets; our ability to attract, train and retain key qualified personnel; adverse litigation judgments, settlements or other litigation-related costs; changes in trade policies, including the imposition of or increase in tariffs; our ability to raise additional capital or financing; our ability to accurately forecast demand; changes in local, regional, national and international economic or political conditions, including those resulting from increases in inflation and interest rates, a recession, or intensified international hostilities; the level and timing of U.S. government program funding; our ability to maintain compliance with certain U.S. government contracting requirements; regulatory developments in the United States and foreign countries; our ability to protect our intellectual property rights; and other factors discussed in the “Risk Factors” section of the Annual Report on Form 10-K the Company filed with the SEC on March 14, 2025 and the Quarterly Reports on Form 10-Q the Company filed with the SEC on August 7, 2025, and November 12, 2025, and in other documents that the Company files with the SEC, which are available at http://www.sec.gov. The Company assumes no obligation to update any forward-looking statements, which speak only as of the date of this communication.

Thomas Sonderman Employee Video – Transcript from Recording

Good morning, Team SkyWater.

I am coming to you today to share some exciting news: We’ve announced that SkyWater has entered into an agreement to be acquired by IonQ, the global leader in quantum technology, and an existing customer of ours.

As many of you know, IonQ is a vertically integrated full-stack quantum platform company at the forefront of the quantum computing industry.

You may be asking yourself why we decided to do this.

The reason is we really believe that this is a pivotal moment in our evolution that will shape the future of our company and the larger U.S. quantum ecosystem.

Together, we are building the technology for the future, which requires advanced technology services, secure access to foundational chips, advanced packaging and quantum technology that will power our future world.

This combination brings our deep expertise and trusted, specialized manufacturing and process integration together with IonQ’s revolutionary quantum platform.

We will continue to be committed to redefining what is possible for business, government, and society and the quantum era.

SkyWater will benefit from significantly enhanced scale and global resources. This puts us in a great position to lead, especially at this moment when quantum technology is at a turning point.

This is particularly exciting because when an OEM like IonQ and a foundry like us work closely early on, design choices are made with the manufacturing reality in mind from day one, and early alignment can shorten the feedback loop and accelerate innovation.

Here’s what’s important: what doesn’t change is that we will continue to remain a pure-play foundry and the only one in the U.S. fully committed to our current customers.

We’ll continue to be a trusted foundry partner of choice, ensuring that our valued customers and partners can continue to rely on us for innovative solutions.

This is about combining our trusted manufacturing strengths with IonQ’s revolutionary quantum platform, which will accelerate our ability to deploy quantum technology for mission critical applications, enhancing national security, economic strength, and technology superiority.

Our leadership team will not change – I’ll continue to lead the company – and we’ll become a wholly owned subsidiary of IonQ and operate as a semiconductor foundry and merchant supplier.

I also want to stress that this combination is expected to create opportunities for you: a bigger, more diversified company means continued exposure to a wide range of complex challenges – now with better support and longer-term stability enabling us to focus on what we do best.

This also means we’ll have more resources to invest in the tools, infrastructure, systems and people we need.

So, what happens next? Until we close this transaction – which we’re expecting will happen in the second or third quarter this year – it’s business as usual. There are no changes to your roles, our team structures, or how we serve our customers.

Our day-to-day responsibilities do not change for the foreseeable future. Our priorities and commitments to customers, partners and suppliers stay the same.

While we do not yet have all of the answers in terms of what integration will look like, we are focused on a successful and seamless transition.

My commitment – and our leadership team’s commitment – is to keep you informed and share as much information as we can between now and when the transaction closes.

This milestone wouldn’t be possible without your hard work and dedication.

All of you have helped make SkyWater a partner of choice for advanced manufacturing. So, thank you.

I’m excited. We’re building something really strong here and I’m confident we’ll continue to accomplish great things by revolutionizing technology.

*  *  *  *

Required Disclosures

Important Information and Where to Find It

In connection with the acquisition described in this communication (the “Transaction”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the Proxy Statement/Prospectus included in the Registration Statement. The definitive Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ and SkyWater with the SEC may be obtained free of charge through the website maintained by the SEC at www.sec.gov. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.IonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. To the extent that holdings of SkyWater’s securities by the directors and executive officers of SkyWater have changed from the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction that are based on the Company’s current expectations or forecasts of future events, rather than past events and outcomes, and such statements are not guarantees of future performance. Forward-looking statements include all statements other than statements of historical fact contained in this communication, including information or predictions concerning the Company’s future business, results of operations, financial performance, plans and objectives, competitive position, market trends, and potential growth and market opportunities. In some cases, you can identify forward-looking statements by words such as “intends,” “estimates,” “predicts,” “potential,” “continues,” “anticipates,” “plans,” “expects,” “believes,” “should,” “could,” “may,” “will,” “targets,” “projects,” “seeks” or the negative of these terms or other comparable terminology.

Forward-looking statements are subject to risks, uncertainties and assumptions, which may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors that could cause the Company’s actual results to be different than expected or anticipated include, but are not limited to: the inability to consummate the Transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the Transaction; the risk that the Transaction disrupts our current plans and operations or diverts management’s attention from its ongoing business; the effects of the Transaction on our business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we do business; the risk that our stock price may decline significantly if the Transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the Transaction; our goals and strategies; our future business development, financial condition and results of operations; our ability to continue operating our fabrication facilities at full capacity; our ability to appropriately respond to changing technologies on a timely and cost-effective basis; our customer relationships and our ability to retain and expand our customer relationships; our ability to accurately predict our future revenues for the purpose of appropriately budgeting and adjusting our expenses; our expectations regarding dependence on our largest customers; our ability to diversify our customer base and develop relationships in new markets, our ability to integrate the operations of our newly-acquired operations in Texas (“Fab 25”) with our existing operations and risks associated with operating the Fab 25 facility; the performance and reliability of our third-party suppliers and manufacturers; our ability to procure tools, materials, and chemicals; our ability to control costs, including our operating and capital expenses; the size and growth potential of the markets for our solutions, and our ability to serve and expand our presence in those markets; the level of demand in our customers’ end markets; our ability to attract, train and retain key qualified personnel; adverse litigation judgments, settlements or other litigation-related costs; changes in trade policies, including the imposition of or increase in tariffs; our ability to raise additional capital or financing; our ability to accurately forecast demand; changes in local, regional, national and international economic or political conditions, including those resulting from increases in inflation and interest rates, a recession, or intensified international hostilities; the level and timing of U.S. government program funding; our ability to maintain compliance with certain U.S. government contracting requirements; regulatory developments in the United States and foreign countries; our ability to protect our intellectual property rights; and other factors discussed in the “Risk Factors” section of the Annual Report on Form 10-K the Company filed with the SEC on March 14, 2025 and the Quarterly Reports on Form 10-Q the Company filed with the SEC on August 7, 2025, and November 12, 2025, and in other documents that the Company files with the SEC, which are available at http://www.sec.gov. The Company assumes no obligation to update any forward-looking statements, which speak only as of the date of this communication.

Letter to Customers

FROM: [NAME]

SUBJECT: Important Update: SkyWater Announcement

Dear Valued Customer,

I’m excited to share important news about SkyWater’s future. Today, we announced that SkyWater has entered into a definitive agreement to be acquired by IonQ (NYSE: IONQ). The full announcement is available here [LINK TO PRESS RELEASE].

From the beginning, SkyWater was built to bring customers’ ideas to life through agile development, trusted IP security and high-quality manufacturing services. This charter does not change. We remain fully committed to our current Aerospace and Defense and commercial markets providing Advanced Technology Services, Wafer Services and Advanced Packaging solutions and will continue as a pure-play global foundry and merchant supplier.

Benefits to our Partnership

This combination brings together SkyWater’s position as the largest exclusively U.S.-based, pure-play semiconductor foundry with IonQ’s leadership in quantum computing, networking, security, and sensing applications. Together, we are building the technology for the future, which requires advanced technology services, secure access to foundational chips, advanced packaging, and quantum technology that powers the world.

By combining the most talented engineering teams in the industry, we will be better positioned to solve complex problems and deliver breakthrough technologies, while maintaining the highest standards of quality, reliability, and IP protection that you’ve come to expect from us. As a part of IonQ, SkyWater will remain fully committed to all of our semiconductor foundry customers, while also acting as a trusted quantum foundry partner supporting IonQ’s recently acquired atomic clock and quantum networking businesses, subject to technical compatibility. Within IonQ, we will become a stronger SkyWater and even more reliable partner for advanced programs with long development horizons.

We’ll also have additional resources to invest even more in our talent, our technology, and our facilities – and as a result will extend the high-quality standards you have come to expect.

The transaction is expected to close in the second or third quarter of 2026, subject to SkyWater shareholder approval, required regulatory clearances, and other customary closing conditions. Until closing – and importantly, after closing – our partnership continues as before and it remains business as usual at SkyWater.

You can expect:

•	Business as usual for existing contracts and agreements;

•	Continued dedication to IP security and confidentiality;

•	Same access to SkyWater’s world-class U.S.-based R&D and manufacturing capabilities;

•	Enhanced opportunities as the combined company scales advanced semiconductor and quantum technologies; and

•	Unchanged points of contact and partnership management.

Once combined with IonQ, SkyWater will become a wholly owned subsidiary of IonQ, maintaining our role as a trusted merchant supplier serving a full range of customers, architectures, and approaches. This combination will strengthen our ability to execute while maintaining neutrality.

We’re energized by how this combination will accelerate innovation and create new opportunities for our customers. Thank you for your continued collaboration and trust in SkyWater.

If you have questions, please reach out to your regular SkyWater contact.

Best regards,

[NAME]

*   *   *   *

Required Disclosures

Important Information and Where to Find It

In connection with the acquisition described in this communication (the “Transaction”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the Proxy Statement/Prospectus included in the Registration Statement. The definitive Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ and SkyWater with the SEC may be obtained free of charge through the website maintained by the SEC at www.sec.gov. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.IonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. To the extent that holdings of SkyWater’s securities by the directors and executive officers of SkyWater have changed from the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction that are based on the Company’s current expectations or forecasts of future events, rather than past events and outcomes, and such statements are not guarantees of future performance. Forward-looking statements include all statements other than statements of historical fact contained in this communication, including information or predictions concerning the Company’s future business, results of operations, financial performance, plans and objectives, competitive position, market trends, and potential growth and market opportunities. In some cases, you can identify forward-looking statements by words such as “intends,” “estimates,” “predicts,” “potential,” “continues,” “anticipates,” “plans,” “expects,” “believes,” “should,” “could,” “may,” “will,” “targets,” “projects,” “seeks” or the negative of these terms or other comparable terminology.

Forward-looking statements are subject to risks, uncertainties and assumptions, which may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors that could cause the Company’s actual results to be different than expected or anticipated include, but are not limited to: the inability to consummate the Transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the Transaction; the risk that the Transaction disrupts our current plans and operations or diverts management’s attention from its ongoing business; the effects of the Transaction on our business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we do business; the risk that our stock price may decline significantly if the Transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the Transaction; our goals and strategies; our future business development, financial condition and results of operations; our ability to continue operating our fabrication facilities at full capacity; our ability to appropriately respond to changing technologies on a timely and cost-effective basis; our customer relationships and our ability to retain and expand our customer relationships; our ability to accurately predict our future revenues for the purpose of appropriately budgeting and adjusting our expenses; our expectations regarding dependence on our largest customers; our ability to diversify our customer base and develop relationships in new markets, our ability to integrate the operations of our newly-acquired operations in Texas (“Fab 25”) with our existing operations and risks associated with operating the Fab 25 facility; the performance and reliability of our third-party suppliers and manufacturers; our ability to procure tools, materials, and chemicals; our ability to control costs, including our operating and capital expenses; the size and growth potential of the markets for our solutions, and our ability to serve and expand our presence in those markets; the level of demand in our customers’ end markets; our ability to attract, train and retain key qualified personnel; adverse litigation judgments, settlements or other litigation-related costs; changes in trade policies, including the imposition of or increase in tariffs; our ability to raise additional capital or financing; our ability to accurately forecast demand; changes in local, regional, national and international economic or political conditions, including those resulting from increases in inflation and interest rates, a recession, or intensified international hostilities; the level and timing of U.S. government program funding; our ability to maintain compliance with certain U.S. government contracting requirements; regulatory developments in the United States and foreign countries; our ability to protect our intellectual property rights; and other factors discussed in the “Risk Factors” section of the Annual Report on Form 10-K the Company filed with the SEC on March 14, 2025 and the Quarterly Reports on Form 10-Q the Company filed with the SEC on August 7, 2025, and November 12, 2025, and in other documents that the Company files with the SEC, which are available at http://www.sec.gov. The Company assumes no obligation to update any forward-looking statements, which speak only as of the date of this communication.

Letter to Partners

FROM: [INSERT]

SUBJECT: Important Update: SkyWater Transaction Announcement

Dear Valued Partner,

I’m excited to share important news about SkyWater’s future. Today, we announced that SkyWater has entered into a definitive agreement to be acquired by IonQ (NYSE: IONQ), creating the first vertically integrated full-stack quantum platform company. The full announcement is available here [LINK TO PRESS RELEASE].

From the beginning, SkyWater was built to bring customers’ ideas to life through agile development, trusted IP security and high-quality manufacturing services. This charter does not change. We remain fully committed to our current Aerospace and Defense and commercial markets providing Advanced Technology Services, Wafer Services and Advanced Packaging solutions and will continue as a pure-play global foundry and merchant supplier.

Benefits to our Partnership

By combining the most talented engineering teams in the industry, we will be better positioned to solve complex problems and deliver breakthrough technologies, while maintaining the highest standards of quality and reliability that you’ve come to expect from us. As a part of IonQ, SkyWater will remain fully committed to all of our semiconductor foundry customers, while also acting as a trusted quantum foundry partner supporting IonQ’s recently acquired atomic clock and quantum networking businesses, subject to technical compatibility. Within IonQ we will become a stronger SkyWater and even more reliable partner for advanced programs with long development horizons.

We’ll also have additional resources to invest even more in our talent, our technology, and our facilities – and as a result will extend the high-quality standards you have come to expect.

The transaction is expected to close in the second or third quarter of 2026, subject to SkyWater shareholder approval, required regulatory clearances, and other customary closing conditions. Until closing – and importantly, after closing – our partnership continues as before and it remains business as usual at SkyWater.

You can expect:

•	Continuity in our agreements and collaboration frameworks;

•	The same commitment to innovation and joint development initiatives;

•	Continued access to SkyWater’s world-class U.S.-based R&D and manufacturing capabilities;

•	Enhanced opportunities as the combined company scales advanced semiconductor and quantum technologies; and

•	Unchanged points of contact and partnership management.

Once combined with IonQ, SkyWater will become a wholly owned subsidiary of IonQ, maintaining our role as a trusted merchant supplier serving a full range of customers, architectures, and approaches. This combination will strengthen our ability to execute while maintaining neutrality.

We’re energized by how this combination will accelerate innovation and create new opportunities for our partners. Thank you for your continued collaboration and trust in SkyWater.

If you have questions, please reach out to your regular SkyWater contact.

Best regards,

[NAME]

*   *   *   *

Required Disclosures

Important Information and Where to Find It

In connection with the acquisition described in this communication (the “Transaction”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the Proxy Statement/Prospectus included in the Registration Statement. The definitive Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ and SkyWater with the SEC may be obtained free of charge through the website maintained by the SEC at www.sec.gov. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.IonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the

year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. To the extent that holdings of SkyWater’s securities by the directors and executive officers of SkyWater have changed from the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction that are based on the Company’s current expectations or forecasts of future events, rather than past events and outcomes, and such statements are not guarantees of future performance. Forward-looking statements include all statements other than statements of historical fact contained in this communication, including information or predictions concerning the Company’s future business, results of operations, financial performance, plans and objectives, competitive position, market trends, and potential growth and market opportunities. In some cases, you can identify forward-looking statements by words such as “intends,” “estimates,” “predicts,” “potential,” “continues,” “anticipates,” “plans,” “expects,” “believes,” “should,” “could,” “may,” “will,” “targets,” “projects,” “seeks” or the negative of these terms or other comparable terminology.

Forward-looking statements are subject to risks, uncertainties and assumptions, which may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors that could cause the Company’s actual results to be different than expected or anticipated include, but are not limited to: the inability to consummate the Transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the Transaction; the risk that the Transaction disrupts our current plans and operations or diverts management’s attention from its ongoing business; the effects of the Transaction on our business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we do business; the risk that our stock price may decline significantly if the Transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the Transaction; our goals and strategies; our future business development, financial condition and results of operations; our ability to continue operating our fabrication facilities at full capacity; our ability to appropriately respond to changing technologies on a timely and cost-effective basis; our customer relationships and our ability to retain and expand our customer relationships; our ability to accurately predict our future revenues for the purpose of appropriately budgeting and adjusting our expenses; our expectations regarding dependence on our largest customers; our ability to diversify our customer base and develop relationships in new markets, our ability to integrate the operations of our newly-acquired operations in Texas (“Fab 25”) with our existing operations and risks associated with operating the Fab 25 facility; the performance and reliability of our third-party suppliers and manufacturers; our ability to procure tools, materials, and chemicals; our ability to control costs, including our operating and capital expenses; the size and growth potential of the markets for our solutions, and our ability to serve and expand our presence in those markets; the level of demand in our customers’ end markets; our ability to attract, train and retain key qualified personnel; adverse litigation judgments, settlements or other litigation-related costs; changes in trade policies, including the imposition of or increase in tariffs; our ability to raise additional capital or financing; our ability to accurately forecast demand; changes in local, regional, national and international economic or political conditions, including those resulting from increases in inflation and interest rates, a recession, or intensified international hostilities; the level and timing of U.S. government program funding; our ability to maintain compliance with certain U.S. government contracting requirements; regulatory developments in the United States and foreign countries; our ability to protect our intellectual property rights; and other factors discussed in the “Risk Factors” section of the Annual Report on Form 10-K the Company filed with the SEC on March 14, 2025 and the Quarterly Reports on Form 10-Q the Company filed with the SEC on August 7, 2025, and November 12, 2025, and in other documents that the Company files with the SEC, which are available at http://www.sec.gov. The Company assumes no obligation to update any forward-looking statements, which speak only as of the date of this communication.

Letter to Suppliers

FROM: [NAME]

SUBJECT: Important Update: SkyWater Transaction Announcement

Dear Valued Supplier,

I’m writing to inform you of an important development for SkyWater. Earlier today, we announced that SkyWater has entered into a definitive agreement to be acquired by IonQ (NYSE: IONQ), the world’s leading quantum company. The full announcement is available here [LINK TO PRESS RELEASE].

From the beginning, SkyWater was built to bring customers’ ideas to life through agile development, trusted IP security and high-quality manufacturing services. This charter does not change.

We remain fully committed to our current Aerospace and Defense and commercial markets providing Advanced Technology Services, Wafer Services and Advanced Packaging solutions and will continue as a pure-play global foundry and merchant supplier.

Benefits to our Partnership

This combination creates a vertically integrated quantum technology company, uniting IonQ’s quantum platform with SkyWater’s manufacturing excellence. The enhanced scale and resources of the combined company are expected to create additional opportunities across our supply chain. As a part of IonQ, SkyWater will remain fully committed to all of our semiconductor foundry customers, while also acting as a trusted quantum foundry partner supporting IonQ’s recently acquired atomic clock and quantum networking businesses, subject to technical compatibility. Within IonQ we will become a stronger SkyWater and even more reliable partner for advanced programs with long development horizons.

The transaction is expected to close in the second or third quarter of 2026, subject to SkyWater shareholder approval, required regulatory clearances, and other customary closing conditions. Until closing – and importantly, after closing – our partnership continues as before and it remains business as usual at SkyWater.

You can expect:

•	Business as usual for existing contracts, purchase orders, and supply agreements;

•	No immediate changes to procurement processes, payment terms, or vendor relationships;

•	Continued collaboration with your existing SkyWater contacts;

•	The same quality standards, specifications, and delivery requirements; and

•	Ongoing opportunities as the combined company scales operations.

Once combined with IonQ, SkyWater will become a wholly owned subsidiary of IonQ. We will maintain our facilities in Minnesota, Florida, and Texas will serve as Regional Quantum Production Hubs.

We value our partnership and appreciate your role in SkyWater’s success. If you have questions about how this transaction may affect our relationship, please contact your regular SkyWater representative or our procurement team.

Thank you for your continued partnership and support.

Best regards,

[NAME]

*   *   *   *

Required Disclosures

Important Information and Where to Find It

In connection with the acquisition described in this communication (the “Transaction”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the Proxy Statement/Prospectus included in the Registration Statement. The definitive Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ and SkyWater with the SEC may be obtained free of charge through the website maintained by the SEC at www.sec.gov. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.IonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. To the extent that holdings of SkyWater’s securities by the directors and executive officers of

SkyWater have changed from the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction that are based on the Company’s current expectations or forecasts of future events, rather than past events and outcomes, and such statements are not guarantees of future performance. Forward-looking statements include all statements other than statements of historical fact contained in this communication, including information or predictions concerning the Company’s future business, results of operations, financial performance, plans and objectives, competitive position, market trends, and potential growth and market opportunities. In some cases, you can identify forward-looking statements by words such as “intends,” “estimates,” “predicts,” “potential,” “continues,” “anticipates,” “plans,” “expects,” “believes,” “should,” “could,” “may,” “will,” “targets,” “projects,” “seeks” or the negative of these terms or other comparable terminology.

Forward-looking statements are subject to risks, uncertainties and assumptions, which may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors that could cause the Company’s actual results to be different than expected or anticipated include, but are not limited to: the inability to consummate the Transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the Transaction; the risk that the Transaction disrupts our current plans and operations or diverts management’s attention from its ongoing business; the effects of the Transaction on our business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we do business; the risk that our stock price may decline significantly if the Transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the Transaction; our goals and strategies; our future business development, financial condition and results of operations; our ability to continue operating our fabrication facilities at full capacity; our ability to appropriately respond to changing technologies on a timely and cost-effective basis; our customer relationships and our ability to retain and expand our customer relationships; our ability to accurately predict our future revenues for the purpose of appropriately budgeting and adjusting our expenses; our expectations regarding dependence on our largest customers; our ability to diversify our customer base and develop relationships in new markets, our ability to integrate the operations of our newly-acquired operations in Texas (“Fab 25”) with our existing operations and risks associated with operating the Fab 25 facility; the performance and reliability of our third-party suppliers and manufacturers; our ability to procure tools, materials, and chemicals; our ability to control costs, including our operating and capital expenses; the size and growth potential of the markets for our solutions, and our ability to serve and expand our presence in those markets; the level of demand in our customers’ end markets; our ability to attract, train and retain key qualified personnel; adverse litigation judgments, settlements or other litigation-related costs; changes in trade policies, including the imposition of or increase in tariffs; our ability to raise additional capital or financing; our ability to accurately forecast demand; changes in local, regional, national and international economic or political conditions, including those resulting from increases in inflation and interest rates, a recession, or intensified international hostilities; the level and timing of U.S. government program funding; our ability to maintain compliance with certain U.S. government contracting requirements; regulatory developments in the United States and foreign countries; our ability to protect our intellectual property rights; and other factors discussed in the “Risk Factors” section of the Annual Report on Form 10-K the Company filed with the SEC on March 14, 2025 and the Quarterly Reports on Form 10-Q the Company filed with the SEC on August 7, 2025, and November 12, 2025, and in other documents that the Company files with the SEC, which are available at http://www.sec.gov. The Company assumes no obligation to update any forward-looking statements, which speak only as of the date of this communication.

SharePoint FAQ

1.	How will this transaction impact me?

•	There are no immediate changes to roles, responsibilities, or day-to-day work as a result of today’s announcement.

•	Until the transaction closes, it is business as usual.

2.	Will there be any changes to our organizational structure? Any layoffs?

•	No workforce changes are planned as a result of the transaction announcement.

•	SkyWater will continue operating with its existing leadership and teams.

•	Following the close of the transaction, SkyWater will continue foundry operations as a wholly owned subsidiary under the SkyWater name serving a full range of customers.

•	Tom will continue to lead SkyWater to ensure the continued delivery of industry leading Advanced Technology Services, Wafer Services, and Advanced Packaging Services.

3.	How will leadership and decision-making work once the acquisition is complete?

•	Following the close of the transaction, SkyWater will continue foundry operations as a wholly owned subsidiary under the SkyWater name serving a full range of customers.

•	SkyWater will continue to be led by Tom and the existing leadership team.

•	Day-to-day decision-making will remain within SkyWater, supported by access to additional resources following close.

4.	What does this mean day-to-day?

•	In the near term, it is business as usual.

•	There are no changes to your day-to-day work and responsibilities, including how we work with our customers as a trusted partner.

•	Following close, it means improved tools, modernized facilities, better systems, and the ability to plan and execute without constant resource constraints.

5.	Is SkyWater losing its identity?

•	No. SkyWater’s independence as a neutral foundry is core to its value.

•	This transaction reinforces that role by strengthening the resources behind it.

•	Following the close of the transaction, SkyWater will continue foundry operations as a wholly owned subsidiary under the SkyWater name serving a full range of customers.

6.	Why is this better than remaining independent?

•	Advanced manufacturing requires sustained capital investment.

•	This transaction provides financial flexibility and greater resources to invest in the tools, infrastructure, systems, and people we need to keep doing what we do best.

•	We will remain as a pure-play global semiconductor foundry, fully committed to our foundry customers, to advanced R&D and to secure onshore manufacturing.

7.	What happens to my base compensation and benefits?

•	SkyWater will go through its annual compensation planning cycle for 2026 as planned.

•	On closing of the transaction, base salary/hourly rate will be the same.

•	On closing of the transaction, benefits will be substantially similar. More details will follow.

8.	Who can I contact with additional questions?

•	Employees may submit questions through internal channels on SharePoint.

9.	What should I do if I’m contacted by media or external parties?

•	Please do not comment. Direct all inquiries to Tammy Swanson (Sr. Director of Corporate Communications.

10.	What should I do if I’m contacted by a customer?

•	Reinforce that it is business as usual and direct questions to your account leadership as appropriate.

*  *   *  *

Required Disclosures

Important Information and Where to Find It

In connection with the acquisition described in this communication (the “Transaction”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the Proxy Statement/Prospectus included in the Registration Statement. The definitive Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ and SkyWater with the SEC may be obtained free of charge through the website maintained by the SEC at www.sec.gov. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.IonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. To the extent that holdings of SkyWater’s securities by the directors and executive officers of SkyWater have changed from the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction that are based on the Company’s current expectations or forecasts of future events, rather than past events and outcomes, and such statements are not guarantees of future performance. Forward-looking statements include all statements other than statements of historical fact contained in this communication, including information or predictions concerning the Company’s future business, results of operations, financial performance, plans and objectives, competitive position, market trends, and potential growth and market opportunities. In some cases, you can identify forward-looking statements by words such as “intends,” “estimates,” “predicts,” “potential,” “continues,” “anticipates,” “plans,” “expects,” “believes,” “should,” “could,” “may,” “will,” “targets,” “projects,” “seeks” or the negative of these terms or other comparable terminology.

Forward-looking statements are subject to risks, uncertainties and assumptions, which may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors that could cause the Company’s actual results to be different than expected or anticipated include, but are not limited to: the inability to consummate the Transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the Transaction; the risk that the Transaction disrupts our current plans and operations or diverts management’s attention from its ongoing business; the effects of the Transaction on our business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we do business; the risk that our stock price may decline significantly if the Transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the Transaction; our goals and strategies; our future business development, financial condition and results of operations; our ability to continue operating our fabrication facilities at full capacity; our ability to appropriately respond to changing technologies on a timely and cost-effective basis; our customer relationships and our ability to retain and expand our customer relationships; our ability to accurately predict our future revenues for the purpose of appropriately budgeting and adjusting our expenses; our expectations regarding dependence on our largest customers; our ability to diversify our customer base and develop relationships in new markets, our ability to integrate the operations of our newly-acquired operations in Texas (“Fab 25”) with our existing operations and risks associated with operating the Fab 25 facility; the performance and reliability of our third-party suppliers and manufacturers; our ability to procure tools, materials, and chemicals; our ability to control costs, including our operating and capital expenses; the size and growth potential of the markets for our solutions, and our ability to serve and expand our presence in those markets; the level of demand in our customers’ end markets; our ability to attract, train and retain key qualified personnel; adverse litigation judgments, settlements or other litigation-related costs; changes in trade policies, including the imposition of or increase in tariffs; our ability to raise additional capital or financing; our ability to accurately forecast demand; changes in local, regional, national and international economic or political conditions, including those resulting from increases in inflation and interest rates, a recession, or intensified international hostilities; the level and timing of U.S. government program funding; our ability to maintain compliance with certain U.S. government contracting requirements; regulatory developments in the United States and foreign countries; our ability to protect our intellectual property rights; and other factors discussed in the “Risk Factors” section of the Annual Report on Form 10-K the Company filed with the SEC on March 14, 2025 and the Quarterly Reports on Form 10-Q the Company filed with the SEC on August 7, 2025, and November 12, 2025, and in other documents that the Company files with the SEC, which are available at http://www.sec.gov. The Company assumes no obligation to update any forward-looking statements, which speak only as of the date of this communication.